UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Webb, Timothy D.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  04/03/00    G        500           D                              D  Direct
Common Stock                                  05/01/00    J        500           A  $4.8875                     D  Direct
Common Stock                                  10/31/00    J        500           A  $3.1476      83,000         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $3.5000                                                                    (1)          08/28/08
to buy)
Non-Qualified Stock Option     $3.5000                                                                    (2)          08/28/08
(right to buy)
Non-Qualified Stock Option     $12.0625        07/21/00       A         100,000                           (3)          07/21/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   199,997                   199,997       D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   300,003                   300,003       D   Direct
(right to buy)
Non-Qualified Stock Option     07/21/00  Common Stock                   100,000       $3.1476     100,000       D   Direct
(right to buy)

[FN]
Explanation of Responses:

-
(1) The options are immediately exerciseable. Option to purchase 79,999 shares are currently vested. The remaining options vest as follows: (i) an additional 34,285 shares upon continuation in Service through August 28, 2001, (ii) an additional 15,714 shares upon continuation in Service through August 28, 2002, (iii) an additional 30,000 shares upon continuation in Service through August 28, 2003 and (iv) the remaining 39,999 shares upon continuation in Service through August 28, 2004.

(2) Options to purchase 120,001 shares are currently vested. The remaining options vest as follows: (i) an additional 65,715 shares upon continuation in Service through August 28, 2001, (ii) an additional 9,286 shares upon continuation in Service through August 28, 2002, (iii) an additional 45,000 shares upon continuation in Service through August 28, 2003, and (iv) the remaining 60,001 shares upon Optionee's continuation in Service through August 28, 2004.

(3) Option to purchase 100,000 shares becomes exrecisable in four (4) equal annual installments commencing on July 21, 2001.


SIGNATURE OF REPORTING PERSON
/S/ Webb, Timothy D.
DATE 01/08/01